Biofrontera AG: Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

25.07.2018

1. Details of the person discharging managerial responsibilities / person closely associated

a) Name

Title:
First name:	Thomas
Last name(s):	Schaffer

2. Reason for the notification

a) Position / status

Position:	Member of the managing body

b) Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name

Biofrontera AG

b) LEI

391200D6GFSVFGFQTL13

4. Details of the transaction(s)

a) Description of the financial instrument, type of instrument, identification code

Type:	Share
ISIN:	DE0006046113

b) Nature of the transaction

Acquisition
Transaction linked to the exercise of share option programmes

c) Price(s) and volume(s)

Price(s)	Volume(s)
3.15 EUR	63000.00 EUR

d) Aggregated information

Price	Aggregated volume
3.1500 EUR	63000.00 EUR

e) Date of the transaction

2018-07-22; UTC+2

f) Place of the transaction

Outside a trading venue